NRx Pharmaceuticals, Inc.
1201 Orange Street, Suite 600
Wilmington, DE 19801

December 18, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Drory

Re:	NRx Pharmaceuticals, Inc. Registration Statement on Form S-3/A File No. 333-288205 Request for Effectiveness

Dear Mr. Drory:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NRx Pharmaceuticals, Inc. respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3/A (the “Registration Statement”) be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on December 22, 2025, or as soon thereafter as practicable.

Please call Kevin J. Roggow of Cozen O’Connor at (212) 908-1294 to provide notice of the effectiveness of the Registration Statement.

* * *

[Signature Page Follows]

Very truly yours,

NRx Pharmaceuticals, Inc.

By:	/s/ Jonathan Javitt
Name:	Jonathan Javitt
Title:	Interim Chief Executive Officer

cc:	Kevin J. Roggow Cozen O’Connor

[Signature Page to Acceleration Request Letter]

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